





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redrock Trading Partners, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 Walton Way, Augusta, GA

(No. and Street)

30904

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thane Plummer, (520) 405-2277

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo LLC/PLLC

(Name – *if individual, state last, first, middle name*)

200 East Broad Street	Greenville	SC	29606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Thane Plummer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redrock Trading Partners, LLC, as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN Y. POE
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 11, 2024
COLUMBIA COUNTY, GEORGIA

Signature

Managing Director

Title

Susan Y Poe.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Redrock Trading Partners, LLC
Augusta, Georgia

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Redrock Trading Partners, LLC (the Company) as of December 31, 2020, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, PLLC

We have served as the Company's auditor since 2013.

Raleigh, North Carolina
March 26, 2021

REDROCK TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

REDROCK TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivlaents	$	24,907
Commissions receivable		10,887
Prepaid Insurance		320
Total assets	**$**	**36,114**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's equity		36,114
Total liabilities and member's equity	**$**	**36,114**

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2020

REVENUES	
Fees	$ 19,210
EXPENSES	
Regulatory fees and expenses	2,101
Professional fees	10,125
Other expenses	6,727
Total expenses	18,953
Net profit	**$ 257**

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

	Total member's equity
JANUARY 1, 2020	$ 35,857
Net profit	257
DECEMBER 31, 2020	$ 36,114

The accompanying notes are an integral part of these financial statements.

REDROCK TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net profit	$	257
Adjustments to reconcile net profit to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		3,225
Prepaid insurance		(320)
Accounts payable		(300)
Net cash provided by operating activities		2,862
CASH, BEGINNING OF YEAR		22,045
CASH, END OF YEAR	**$**	**24,907**

The accompanying notes are an integral part of these financial statements.

Note 1
Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Redrock Trading Partners, LLC was formed on May 24, 2004 in the State of Arizona as a Limited Liability Corporation (LLC). The LLC was re-domiciled in Georgia on August 12, 2006. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer in April 2005. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company receives revenue for private placement fees and other miscellaneous services. Revenue is recognized when the performance obligation for the transactions are completed under the terms of each engagement and when collection is reasonably assured.

During the year ending December 31, 2020, the Company earned all of its fees from one client. The only performance obligation within this agreement is that the customer remains invested in contracted placement. This performance obligation is deemed to be satisfied over time and the fees are recorded quarterly when collection is reasonably assured.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to the members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes. The tax returns of the past three years have not been audited, and could be subject to audit.

Fair Value of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts of approximate current fair value. Financial instruments consist principally of cash and payables.

Note 2
Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2020, the Company had no cash in excess of the FDIC insured limits. During the year ending December 31, 2020, one customer accounted for 100% of the company's revenues.

Note 3
Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). Rule 15c3 l requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2020, the Company had net capital, as defined, of $24,907, which exceeded the required net capital of $5,000 by $19,907. At December 31, 2020, the Company had a ratio of aggregate indebtedness to net capital less than 0.01 to 1.

Note 4
Fidelity Bond

As a FINRA member, the Company is required to maintain minimum fidelity bond coverage of $100,000. The coverage was properly maintained from January 1, 2020 through December 31, 2020.

Note 5
Subsequent Events

Management has evaluated subsequent events through the date on which the financial statements were available to be issued and is unaware of any events requiring recognition or disclosure in the financial statements or notes thereto.

Note 6
Novel Coronavirus

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

REDROCK TRADING PARTNERS, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

AS OF DECEMBER 31, 2020

Computation of Net Capital		
Total member's equity from statement of financial condition	$	36,114
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		36,114
Liabilities subordinated to claims of general creditors		-
Total nonallowable assets (Commissions receivable and Prepaid Insurance)		(11,207)
Haircuts on Securities		-
Net capital	$	24,907
Computation of Net Capital Requirement		
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	-
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000
Net capital requirement (greater of A or B above)		5,000
Excess net capital		19,907
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	18,907
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	-
Percentage of aggregate indebtedness to net capital		0%

Note: There are no significant differences between the above computation and the Company’s corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Redrock Trading Partners, LLC
Augusta, Georgia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Redrock Trading Partners, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which The Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
March 26, 2021



Redrock Trading Partner, LLC's Exemption Report

Redrock Trading Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> *The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Redrock Trading Partners".*

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Redrock Trading Partners, LLC

I, Thane Plummer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Thane Plummer

Title: Managing Director

Date: February 18, 2021

2605 Walton Way Augusta, GA 30904 Phone (706) 364-2567 Member FINRA